UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 2)


                           Congoleum Corporation
   ---------------------------------------------------------------------
                              (Name of Issuer)

               Class A Common Stock, par value $.01 per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                207195 10 8
   ---------------------------------------------------------------------
                               (CUSIP Number)

                          Henry W. Winkleman, Esq.
                         c/o American Biltrite Inc.
                              57 River Street
                    Wellesley Hills, Massachusetts 02481
                               (781) 237-6655
   ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              With a copy to:

                           Louis A. Goodman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                        Boston, Massachusetts 02108
                               (617) 573-4800

                              January 6, 2000
   ---------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                        Exhibit Index is on Page 21

----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American Biltrite Inc.
       I.R.S. Identification No. 04-1701350
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                               (b) |X|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       WC (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                         |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                           7     SOLE VOTING POWER  (See Item 5)
     NUMBER OF                   0
      SHARES               -------------------------------------------------
   BENEFICIALLY            8     SHARED VOTING POWER  (See Item 5)
     OWNED BY                    4,439,705
       EACH                -------------------------------------------------
     REPORTING             9     SOLE DISPOSITIVE POWER  (See Item 5)
      PERSON                     0
       WITH                -------------------------------------------------
                           10    SHARED DISPOSITIVE POWER  (See Item 5)
                                 4,439,705
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,439,705
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*               (See Item 5)|X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  53.75%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 CO
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Natalie S. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                   (b) |X|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)            |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                           7     SOLE VOTING POWER   (See Item 5)
     NUMBER OF                       0
      SHARES               -------------------------------------------------
   BENEFICIALLY            8     SHARED VOTING POWER  (See Item 5)
     OWNED BY                        4,439,705
       EACH                -------------------------------------------------
     REPORTING             9     SOLE DISPOSITIVE POWER  (See Item 5)
      PERSON                         0
       WITH                -------------------------------------------------
                           10    SHARED DISPOSITIVE POWER  (See Item 5)
                                     4,439,705
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,439,705
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*           (See Item 5)|X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 53.75%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard G. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                   (b) |X|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)          |X|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                           7     SOLE VOTING POWER   (See Item 5)
     NUMBER OF                        160,000
      SHARES               -------------------------------------------------
   BENEFICIALLY            8     SHARED VOTING POWER  (See Item 5)
     OWNED BY                         4,439,705
       EACH                -------------------------------------------------
     REPORTING             9     SOLE DISPOSITIVE POWER  (See Item 5)
      PERSON                          160,000
       WITH                -------------------------------------------------
                           10    SHARED DISPOSITIVE POWER  (See Item 5)
                                      4,439,705
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (See Item 5)
                   4,599,705
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*           (See Item 5)|X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 54.63%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Roger S. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                  (b) |X|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)           |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                           7     SOLE VOTING POWER   (See Item 5)
     NUMBER OF                        160,000
      SHARES               -------------------------------------------------
   BENEFICIALLY            8     SHARED VOTING POWER  (See Item 5)
     OWNED BY                         4,439,705
       EACH                -------------------------------------------------
     REPORTING             9     SOLE DISPOSITIVE POWER  (See Item 5)
      PERSON                          160,000
       WITH                -------------------------------------------------
                           10    SHARED DISPOSITIVE POWER  (See Item 5)
                                      4,439,705
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,599,705
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*           (See Item 5)|X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  54.63%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       William M. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                 (b) |X|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)      |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                           7     SOLE VOTING POWER   (See Item 5)
     NUMBER OF                        0
      SHARES               -------------------------------------------------
   BENEFICIALLY            8       SHARED VOTING POWER  (See Item 5)
     OWNED BY                                  4,439,705
       EACH                -------------------------------------------------
     REPORTING             9       SOLE DISPOSITIVE POWER  (See Item 5)
      PERSON                                        0
       WITH                -------------------------------------------------
                           10        SHARED DISPOSITIVE POWER  (See Item 5)
                                             4,439,705
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,439,705
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*           (See Item 5)|X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                53.75 %
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cynthia S. Marcus
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                  (b) |X|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)    |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------------------------------------------------------
                           7     SOLE VOTING POWER   (See Item 5)
     NUMBER OF                        0
      SHARES               -------------------------------------------------
   BENEFICIALLY            8     SHARED VOTING POWER  (See Item 5)
     OWNED BY                         4,439,705
       EACH                -------------------------------------------------
     REPORTING             9     SOLE DISPOSITIVE POWER  (See Item 5)
      PERSON                          0
       WITH                -------------------------------------------------
                           10    SHARED DISPOSITIVE POWER  (See Item 5)
                                      4,439,705
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,439,705
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*           (See Item 5)|X|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                53.75%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





Item 1.  Security and Issuer.

      The title of the class of equity securities to which this Amendment No. 2 (this "Amendment No. 2") to a joint statement on Schedule 13D (the "Statement") relates is the Class A Common Stock, par value $.01 per share (the "Class A Stock"), of Congoleum Corporation, a Delaware corporation (the "Company"), 3705 Quakerbridge Road, Mercerville, New Jersey 08619-0127. The persons filing this Amendment No. 2 beneficially own shares of Class A Stock both directly and as a result of their beneficial ownership of shares of the Class B Common Stock, par value $.01 per share, of the Company (the "Class B Stock"), which shares of Class B Stock are convertible under certain circumstances into shares of Class A Stock (the "Conversion Feature"), as more fully set forth in Item 3 of the Statement as originally filed with the Securities and Exchange Commission (the "Commission"). Each holder of Class A Stock is entitled to one vote for each share thereof held by such holder, and each holder of Class B Stock is entitled to two votes for each share thereof held by such holder.

Item 2.  Identity and Background.

      (a)  This Amendment No. 2 is filed on behalf of American
Biltrite Inc., a Delaware corporation ("American Biltrite"), and the persons listed on Exhibit A hereto (the "Filing Persons"). American Biltrite owns of record and beneficially 44,100 shares of Class A
Stock and, as a result of the Conversion Feature referenced in Item 1 above, beneficially owns an additional 4,395,605 shares of Class A Stock.

      The Filing Persons together beneficially own a 58.05% interest in the common stock, par value $.01 per share, of American Biltrite (the "American Biltrite Common Stock"), as to which they have a joint statement on
Schedule 13D on file with the Commission, and therefore may be deemed to indirectly beneficially own the shares of Class A Stock directly beneficially owned by American Biltrite. Reference is made to that joint statement on Schedule 13D for additional information regarding the Filing Persons' beneficial ownership of American Biltrite Common Stock. Other than as a result of their combined 58.05% interest in American Biltrite Common Stock, none of the Filing Persons except Richard G. Marcus and Roger S. Marcus beneficially owns any shares of Class A Stock. Richard G. Marcus and Roger S. Marcus each beneficially own 160,000 shares of Class A Stock which are purchasable upon exercise of options (the "Options") that are exercisable within 60 days of the date of this Amendment No. 2. Other terms and conditions of the Options are set forth in two forms of stock option agreement between the Company and each of Richard G. Marcus and Roger S. Marcus, one filed as Exhibit C to Amendment No. 1 to the Statement ("Amendment No. 1) and incorporated by reference therein and the other filed as Exhibit B hereto and incorporated by reference herein.

      Any reference herein to the beneficial ownership of shares of Class A Stock by American Biltrite shall be deemed to also constitute reference to the indirect beneficial ownership of the same shares which may be attributed to the Filing Persons, whether or not such indirect beneficial ownership is expressly referenced.

      American Biltrite claims no responsibility for the accuracy or completeness of information in this Amendment No. 2 provided by or relating to any Filing Person. None of the Filing Persons claims responsibility for the accuracy or completeness of information in this Amendment No. 2 provided by or relating to any other Filing Person or American Biltrite.

      (b) The principal business and principal office address of American Biltrite is 57 River Street, Wellesley Hills, Massachusetts 02481. The business address of each of the Filing Persons is c/o American Biltrite Inc., 57 River Street, Wellesley Hills, Massachusetts 02481.

      (c) American Biltrite is: a producer of protective paper, film and pressure sensitive tapes and adhesive products for various applications; a national supplier, distributor and servicer of fashion jewelry and related accessories; and, through the Company, a manufacturer and producer of resilient vinyl flooring. The present principal occupation or employment of each of the Filing Persons and the name, principal business and address of the corporation or other organization in which such employment is conducted is set forth on Exhibit A hereto and incorporated by reference herein.

      (d) and (e) During the last five years, neither American Biltrite nor any Filing Person other than Richard G. Marcus has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws. In February 1996, Richard G. Marcus entered into a settlement agreement in the form of a consent decree with the Commission in connection with the Commission's investigation covering trading in the American Biltrite Common Stock by an acquaintance of Richard G. Marcus. Richard G. Marcus, without admitting or denying the Commission's allegations of securities law violations, agreed, among other things, to the entry of a permanent injunction against future violations of Section 10(b) of the Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 under the Exchange Act.

      (f) American Biltrite is incorporated under the laws of the State of Delaware. Each of the Filing Persons is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

      On January 6, 2000, American Biltrite acquired record ownership of 44,100 shares of Class A Stock. These shares were purchased in an open market transaction for an aggregate purchase price of $165,375 (net of commissions), or 3.75 per share. The purchase price for these shares was paid by American Biltrite out of its working capital. Since the date of filing of Amendment No. 1 on February 26, 1998, neither American Biltrite nor any of the Filing Persons has acquired beneficial ownership of any other shares of Class A Stock or Class B Stock, except through vesting of the Options. The Options were granted to Richard G. Marcus and Roger S. Marcus in their capacities as executive officers of the Company.

Item 4.  Purpose of the Transaction.

      The purchase of shares of Class A Stock described in Item 3 above was made by American Biltrite for investment purposes. Although none of them have any current plans to do so (other than as set forth or incorporated by reference in the Statement as the same has been amended by Amendment No. 1 and this Amendment No. 2), from time to time, American Biltrite or the Filing Persons may acquire beneficial ownership of additional Class A Stock or dispose of some or all of the Class A Stock beneficially owned by any of them. Three of the Filing Persons, Roger S. Marcus, Richard G. Marcus and William M. Marcus, serve as directors or executive officers of the Company. Therefore, each may be deemed to be a "controlling person" of the Company.

      With respect to the Company and except as set forth or incorporated by reference in this Amendment No. 2, neither American Biltrite nor any of the Filing Persons currently has any plans or proposals which would relate to or which would result in:

      (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's Certificate of Incorporation, as amended, Amended and Restated By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) As a result of the purchase of Class A shares described in Item 3 above and the Conversion Feature, as of February 6, 2000, American
Biltrite beneficially owned 4,439,705 shares of Class A Stock, representing approximately 53.75% of the total number of shares of Class A Stock outstanding as of such date (such 4,439,705 shares of Class A Stock being deemed to be outstanding for the purpose of computing such percentage, as required by Rule 13d-3 under the Exchange Act). As set forth in subparagraph (a) of Item 2 above, the Filing Persons may be deemed to indirectly beneficially own the same shares of Class A Stock, and Richard
G. Marcus and Roger S. Marcus each beneficially own an additional 160,000 shares of Class A Stock purchasable upon exercise of the Options (which are exercisable within 60 days of the date of this Amendment No. 2). Collectively, as of February 6, 2000, American Biltrite and the Filing Persons beneficially owned 4,759,705 shares of Class A Stock, representing approximately 55.47% of the total number of shares of Class A Stock outstanding as of such date (such 4,759,705 shares of Class A Stock being deemed to be outstanding for the purpose of computing such percentage, as required by Rule 13d-3 under the Exchange Act). In addition, as of February 16, 2000, based on information made available to American Biltrite and the Filing Persons by the Company, Hillside Capital Incorporated ("Hillside") beneficially owned 213,340 shares of Class A Stock on the same basis. Neither American Biltrite nor any Filing Person has the sole or shared power to vote or direct the vote or sole or shared power to dispose or direct the disposition of the Class A Shares beneficially owned by Hillside. As a result of the voting agreement made by American Biltrite and Hillside in the Stockholders Agreement described in Item 3 of the Statement as originally filed with the Commission, however, American Biltrite and Hillside may be deemed to be members of a group. American Biltrite expressly disclaims membership in this group. The 4,439,705 shares of Class A Stock reported as beneficially owned by American Biltrite in this Amendment No. 2 do not include the 213,340 shares of Class A Stock beneficially owned by Hillside, as to which shares American Biltrite and the Filing Persons disclaim beneficial ownership for the purposes of
Section 13(d) or 13(g) of the Exchange Act and for each and every other purpose.

      (b) In the event of a conversion of any portion of the shares of Class B Stock owned of record by American Biltrite into shares of Class A Stock (the "Conversion"), (i) American Biltrite would have the power to vote or direct the vote and to dispose or direct the disposition of each of the shares of Class A Stock held of record by American Biltrite as a result of the Conversion and (ii) the Filing Persons, as a result of their combined 58.05% interest in American Biltrite Common Stock, collectively may be deemed to have the power to vote or direct the vote and to dispose or direct the disposition of each of the shares of Class A Stock held of record by American Biltrite as a result of the Conversion.

      In the event of an exercise of all or a portion of the Options, Richard G. Marcus or Roger S. Marcus, as the case may be, would have the power to vote or direct the vote and dispose or direct the disposition of each of the shares of Class A Stock purchased by him upon exercise of his Options.

      Reference is made to subparagraph (a) of this Item 5 for information concerning shares of Class A Stock beneficially owned by Hillside, which information is incorporated by reference herein.

      (c) On January 6, 2000, American Biltrite purchased 44,100 shares of Class A Stock as described in Item 2 above. Neither American Biltrite nor any of the Filing Persons has effected any other transaction in the shares of Class A Stock during the past 60 days.

      (d) As a result of the combined 58.05% interest of the Filing Persons in American Biltrite Common Stock, the Filing Persons may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 4,439,705 shares of Class A Stock beneficially owned by American Biltrite. In the event of an exercise of all or a portion of the Options, only Richard G. Marcus or Roger S. Marcus, as the case may be, would have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, each of the shares of Class A Stock purchased by him upon exercise of his Options.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities Of the Issuer.

      Reference is made to information regarding the Stockholders Agreement described in Item 3 of the Statement as originally filed with the Commission, which information is incorporated by reference herein.

      In connection with the filing of the Statement, American Biltrite and the Filing Persons entered into a Joint Filing Agreement, which agreement was attached as Exhibit E to the Statement as initially filed with the Commission and is incorporated by reference herein.

      The Filing Persons have in the past taken, and may in the future take, actions which direct or cause the direction of the management of American Biltrite and their voting of shares of American Biltrite Common Stock in a manner consistent with each other. Accordingly, the Filing Persons may be deemed to be acting together for the purpose of acquiring, holding, voting or disposing of shares of American Biltrite Common Stock, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder. However, the Filing Persons have no express agreement to act together for the purpose of acquiring, holding, voting or disposing of such shares. The foregoing description of the relationship among the Filing Persons with respect to shares of American Biltrite Common Stock is qualified in its entirety by reference to the joint statement on Schedule 13D filed by the Filing Persons with the Commission with respect to their beneficial ownership of American Biltrite Common Stock, including all amendments thereto, and incorporated by reference herein. The information set forth in subparagraph (a) of Item 2 above also is incorporated by reference herein. Other than agree ments for Options granted by the Company for the purchase of shares of Class A Stock, the Filing Persons have no contract, arrangement, understanding or relationship with respect to the shares of Class A Stock or Class B Stock.

      Except as set forth or incorporated by reference in the Statement as the same has been amended by Amendment No. 1 and this Amendment No. 2, neither American Biltrite nor the Filing Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the shares of Class A Stock or Class B Stock, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

      Exhibit A:        Names of Filing Persons and Certain Other Information
                        Required By Item 2 of Schedule 13D

      Exhibit B:        Form of stock option agreement between Congoleum
                        Corporation and each of Richard G. Marcus and Roger
                        S. Marcus




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 17, 2000


AMERICAN BILTRITE INC.


By /s/ Richard G. Marcus
  -----------------------------------
  Richard G. Marcus
  President


/s/ Natalie S. Marcus*
-------------------------------------
Natalie S. Marcus


/s/ Richard G. Marcus
-------------------------------------
Richard G. Marcus


/s/ Roger S. Marcus*
-------------------------------------
Roger S. Marcus


/s/ William M. Marcus*
-------------------------------------
William M. Marcus


/s/ Cynthia S. Marcus*
-------------------------------------
Cynthia S. Marcus


/s/ Richard G. Marcus
-------------------------------------
Richard G. Marcus
Attorney-in-fact


-------------------
* Signed by Richard G. Marcus pursuant to a power of attorney dated February 16, 1995, a copy of which was attached as Exhibit E to the Statement as originally filed with the Commission and is incorporated by reference herein.




                               EXHIBIT INDEX

                                                               Sequentially
Exhibit     Description                                       Numbered Page
-------     -----------                                       -------------
     A      Names of Filing Persons and Certain Other                 22
            Information Required By Item 2 of Schedule 13D

     B      Form of stock option agreement between                    23
            Congoleum Corporation and each of
            Richard G. Marcus and Roger S. Marcus





                                                                  EXHIBIT A


                            NAMES OF FILING PERSONS
                               AND CERTAIN OTHER
                INFORMATION REQUIRED BY ITEM 2 OF SCHEDULE 13D


Name of Filing            Principal Occupation or
Person                    Employment, Etc.
--------------            -----------------------
Natalie S. Marcus         Private investor

Richard G. Marcus         Vice Chairman of Congoleum Corporation and
                          President and Chief Operating Officer of
                          American Biltrite Inc.

Roger S. Marcus           Chairman, President and Chief Executive Offi-
                          cer of Congoleum Corporation and Chairman and Chief Executive Officer of American Biltrite
                          Inc.

William M. Marcus         Executive Vice President and Treasurer of
                          American Biltrite Inc.

Cynthia S. Marcus         Not employed


American Biltrite Inc. is: a producer of protective paper, film and pressure sensitive tapes and adhesive products for various applica-tions; a national supplier, distributer and servicer of fashion jewelry and related accessories; and, through Congoleum Corporation, a manufacturer and producer of resilient vinyl flooring. The address of American Biltrite Inc. is 57 River Street, Wellesley Hills, Mas-sachusetts 02481. Congoleum Corporation is a manufacturer of resil-ient vinyl flooring located at 3705 Quakerbridge Road, Mercerville, New Jersey 08619-0127.

Natalie Marcus is the mother of Roger S. Marcus and Richard G. Marcus and the aunt of William M. Marcus. William M. Marcus is the husband of Cynthia S. Marcus.





                                                              EXHIBIT B


              FORM OF NONQUALIFIED STOCK OPTION AWARD AGREEMENT
                       UNDER THE CONGOLEUM CORPORATION
                            1995 STOCK OPTION PLAN


            Congoleum Corporation, a Delaware corporation (the "Company"), hereby grants to _____________ (the "Optionee"), an employee of the Company, an option (the "Option") to purchase from the Company up to, but not exceeding, in the aggregate, 50,000 shares (the "Shares") of Class A Common Stock, par value $.01 per share, of the Company ("Stock") at $9.00 per share (the "Option Price"), subject to the following terms and conditions:

1. The Option is granted pursuant to the Congoleum Corporation 1995 Stock Option Plan (the "Plan"), as established by certain resolutions adopted by the Board of Directors and stockholders of the Company. By executing this Agreement, the Optionee acknowledges that he or she has received a copy of, and is familiar with the terms of, the Plan, which is incorporated herein by reference. Any capitalized terms not defined herein shall have the same meanings assigned to them in the Plan.

2. The Option shall not be treated as an "incentive stock option" within the meaning of Section 422 of the Code.

3. (a) Subject to the terms of the Plan and the other terms of this Agreement regarding the exercisability of the Option, the Option may be exercised with respect to 20% of the Shares upon each anniversary of the date of grant of the Option (November 17, 1998), commencing on the first anniversary of the date of grant of the Option. Once available for purchase in accordance with the foregoing, unpurchased Shares shall remain subject to purchase until the Option terminates in accordance with the terms of Sections 3(b), 3(c) or 4 hereof.

      (b) In the event of the Optionee's employment by the Company shall terminate for any reason other than for cause, death, disability or retirement, the Optionee may exercise the Option within one month after the termination of employment, but only to the extent that the Optionee may be entitled to do so at the date of termination of employment, except as may otherwise be determined by the Committee. In the event of the Optionee's termination of employment by the Company shall terminate for cause, the Option shall cease to be exercisable from and after such date of termination of employment, except as may otherwise be determined by the Committee.

      (c) In the event of the death of the Optionee (i) while an employee of the Company or any Subsidiary or Affiliate of the Company, (ii) within three months after termination of employment with the Company or any Subsidiary or Affiliate of the Company because of retirement or (iii) within twelve months after termination of such employment because of disability, the Option may be exercised, notwithstanding any installment schedule otherwise applicable to the Option, by the person or persons to whom the Optionee's rights under the Option pass by will or applicable law or, if no such person has such right, by his or her executors or administrators, at any time, or from time to time, within twelve months after the Optionee's death, but not later than ten years after the date of the granting of the Option.

      (d) The Option Price of the Shares as to which the Option shall be exercised shall be paid to the Company at the time of exercise in (i) cash, (ii) Stock already owned by the Optionee having a total fair market value on the date of such exercise equal to the Option Price, or (iii) a combination of cash and Stock having a total fair market value on the date of such exercise equal to the Option Price. The Committee, in its sole discretion, may also provide that the Option Price may be paid by delivering a properly executed exercise notice in a form approved by the Committee, together with irrevocable instructions to a broker to promptly deliver to the Company, against receipt of the certificates representing the shares of Stock issuable upon such exercise, the amount of the applicable sale or loan proceeds to pay the Option Price.

4. The Option shall terminate and be of no force or effect with respect to any Shares not previously purchased by the Optionee upon the expiration of ten years following the date the Option was granted.

5. Subject to the limitations set forth herein and in the Plan, the Option may be exercised by written notice mailed or delivered to Congoleum Corporation, 3705 Quakerbridge Road, P.O. Box 3127, Mercerville, New Jersey 08619-0127, Attention: Corporate Secretary, which notice shall (a) state the number of Shares with respect to which the Option is being exercised and (b) be accompanied by payment of the full amount of the Option Price for the Shares being purchased as set forth in Section 3(e) hereof. The Optionee shall not be or have any of the rights or privileges of a stockholder of the Company in respect of any Shares unless and until certificates representing such Shares shall have been issued or transferred by the Company to the Optionee.

6. The Optionee hereby represents and acknowledges that he or she is acquiring the Option and the underlying Shares for his or her own account for investment and not with a view to, or for sale in connection with, the distribution of any interest therein or part thereof, provided that nothing shall prohibit or restrict the sale of such Shares by the Optionee in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder. If any law or regulation requires the Company to take any action with respect to the Option or the Shares, the time for delivery thereof, which would otherwise be as promptly as possible, shall be postponed for the period of time necessary to take such action.

7. The Option shall not be transferable, other than under a qualified domestic relations order (as defined under Section 414(p) of the Code) (a "QDRO"), by will or by the laws of descent and distribution, and no transfer under a QDRO, by will or by the laws of descent and distribution shall be effective to bind the Company, unless the Committee shall have been furnished with a copy of such QDRO, such will or such other evidence as the Committee may deem necessary to establish the validity of the transfer. During the lifetime of the Optionee, only the Optionee or his or her guardian, custodian or legal representative may exercise the Option and receive cash pay-ments and deliveries of Shares of Stock pursuant to the Option.

8. (a) Neither the existence of the Plan nor the existence of the Option shall affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

      (b) In the event of any change in the Stock by reason of any stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, or any rights offering to purchase Stock at a price substantially below fair market value, or of any similar change affecting the Stock, the number and kind of Shares subject to the Option and the Option Price per Share thereof shall be appropriately adjusted consistent with such change in such manner as the Committee may deem equitable to prevent substantial dilution or enlargement of the rights granted to the Optionee hereunder. The Committee shall give notice to the Optionee of any adjustment made pursuant to this Section 8(b), and, upon notice, such adjustment shall be effective and binding for all purposes of the Option and the Plan.

      (c) Notwithstanding any other provision of the Option, in the event of a Change in Control, the following rules shall apply:

          i. The Option shall be accelerated immediately prior to or concurrently with the occurrence of the Change in Control and the Optionee shall have the right to exercise the Option notwithstanding any installment schedule otherwise applicable to the Option, at any time, or from time to time.

          ii. The obligations of the Company under the Plan and this Agreement shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company and upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company. The Company agrees that it will make appropriate provisions for the preservation of Optionee's rights under the Plan and this Agreement in any agreement or plan which it may enter into or adopt to effect any such merger, consolidation, reorganization or transfer of assets.

          iii. Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class, rights or warrants to purchase shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to the Option.


Dated as of November 18, 1998


                                    CONGOLEUM CORPORATION


                                    By:  ____________________________
                                         Name:  Howard N. Feist
                                         Title: Sr. Vice President -
                                                Finance



The Option has been accepted by
the undersigned, subject to the
terms and provisions of the Plan
and of this Award Agreement.



------------------------------
     Optionee